Mail Stop 3561

July 28, 2006

Mr. Jeffrey A. Shepard
Chief Executive Officer and President
Footstar, Inc.
933 MacArthur Blvd.
Mahwah, NJ 07430

> **Re:** **Footstar, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 1-11681**

Dear Mr. Shepard:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Introductory Note, page 4

1. Please tell us in sufficient detail how you accounted for the Kmart Settlement. In particular, citing applicable accounting guidance, tell us how you accounted for the acquisition of the minority interest of your Shoemart Corporations. Please ensure your response indicates exactly how you determined the fair value of the

acquired minority interest. Tell us and disclose whether such acquisition resulted in any adjustments to step up the related assets and liabilities for the incremental ownership percentage and why or why not. Please also tell us if any part of the consideration paid in the acquisition represented a settlement of the previously disclosed disputes with Kmart, rather than a true cost of the acquisition. See paragraphs 11 and A5-A7 of SFAS 141 and Issue 5 of EITF 04-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2005 Versus 2004 – Corporate, page 27

2. With regards to your Corporate results of operations discussion, please address the following items:

- Disclose in future filings the statement of operations line items in which the royalties, commissions, and expenses of your Corporate operations are presented;

- Since you disclose that Corporate royalties include those charged to Meldisco by Footstar, please clarify which of the presented items are intercompany items that have been eliminated in consolidation;

- Consider presenting your Corporate results in a tabular format similar to the one contained within your Meldisco results of operations disclosures on page 28, and;

- With respect to changes in your Corporate results, please quantify the extent to which the changes are attributable to the various contributing factors, such as royalties, commissions, third party service fees, general expenses, depreciation, and amortization.

See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

2005 Versus 2004 – Meldisco, page 28

3. Where you describe more than one business reason for a significant change in a financial statement line item between periods, please quantify, where possible, the incremental impact of each individual business reason on the overall change. In doing so, please quantify in dollars the amounts of merchandise costs and buying and occupancy costs in your analysis and discussions of gross profit. We note that while Meldisco's cost of sales decreased by approximately $47 million, your disclosures only quantify the $32.8 increase of cost of sales due to the Kmart Settlement. Please tell us and disclose the reasons for the remaining approximate

$80 million decrease in cost of sales. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

4. Your presentation on page 29 of your gross margin rate for fiscal 2005 excluding the Kmart Settlement represents a non-GAAP measure subject to the prohibition, disclosure and reconciliation requirements in Item 10(e) of Regulation S-K. Please tell us why you believe disclosure of this non-GAAP measure is allowable. If you are able to justify presentation of this disclosure, you must meet the burden of demonstrating the usefulness of the non-GAAP measure. Therefore, please disclose the following information in future filings:

   •   The manner in which you use the non-GAAP measure to conduct or evaluate business;

   •   The economic substance behind your decision to use such a measure;

   •   The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, and;

   •   The substantive reasons why you believe the non-GAAP financial measure provides useful information to investors.

   In addition to the above guidance, please ensure that you provide a reconciliation, preferably in tabular form, which reconciles the non-GAAP measure to the most directly comparable GAAP measure. For further guidance, see Item 10(e) of Regulation S-K and questions 8 and 9 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available at www.sec.gov.

Fiscal 2004 Versus Fiscal 2003, page 30

5. We note that your discussion of changes in selling, general and administrative expenses on page 32 addresses the change as a percentage of sales but does not address the absolute dollar change.   While we expect that most selling costs track closely with changes in sales, we assume that general and administrative costs, such as corporate office overhead are effectively fixed within certain ranges of sales volume. Therefore, we believe it would be meaningful to discuss the nature and amount of the dollar changes in such costs, if material, and the specific factors driving those changes.

Controls and Procedures, page 40

6. We note that your filing does not include the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures. Please amend your filing to provide the

information required by Item 307 of Regulation S-K. See also Exchange Act
Rule 13a-15(e).

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

7. Based on your disclosures, we understand that you sell several major categories of
products, such as men's, women's, and children's footwear. Further, we note that
you may sell several items within those categories, such as athletic and work
footwear. Please revise your future filings to provide the revenue disclosures by
product group required by paragraph 37 of SFAS 131. If you believe that other
product categories are more appropriate, please advise.

Note 3. Discontinued Operations, page F-14

8. In order to enable a reader of your financial statements to reconcile your
discontinued operations footnote to the amounts provided on the face of the
statements of operations, please address the following items:

- Clarify whether the items included in the footnote, such as the $8.0 million
gain on disposal of your Athletic segment and the $9.2 million income from
operations of the Athletic segment, are pre-tax or net of tax, and;

- For each of your discontinued operations, consider disclosing the amount of
taxes applicable to income (loss) from discontinued operations for each period
presented.

If there were no income tax provisions or benefits related to discontinued
operations for the periods presented, please reconcile the footnote amounts to
those provided on the face of the statements of operations.

Note 5. Meldisco's Relationship With Kmart, page F-16

9. We note your disclosure on page F-17 of operating profit from continuing
operations for Footstar, Meldisco, and Kmart footwear departments. Please tell us
and disclose how these amounts are calculated and how they reconcile to your
consolidated statements of operations.

10. Please explain to us why Kmart has a capital claim against you in the amount of
$11,000 for each store upon the closing, disposal or conversion of Kmart stores.

Note 7. Accounts Receivable, page F-19

11. We note that you sold your Land Rover trademark in fiscal 1998 and you recognized the entire amount received in other income during fiscal 2003. Please tell us how you originally accounted for this transaction in fiscal 1998 and clarify why the transaction was not recorded until fiscal 2003 and why the entire amount of proceeds was reflected in income.

Note 11. Other Intangible Assets, page F-21

12. We note you determined during 2005 that an indefinite-lived trademark should be amortized through December 31, 2008 due to the expected termination of the Kmart agreement. Please tell us if you tested this trademark for impairment prior to the change in estimate in accordance with paragraph B66 of SFAS 142. If so, please tell us how you determined that the fair value of the trademark exceeded its carrying amount and that an impairment did not exist.

Note 18. Leases, page F-24

13. We note your disclosure on page F-25 that excess rent fees were contingently based on the profitability of Kmart stores "prior to the Kmart Settlement." Please tell us and disclose if these percentage rental payments were discontinued pursuant to the Kmart Settlement.

Note 25. Commitments and Contingencies, page F-34

14. You indicate that you have various legal actions pending, including the Adidas America, Inc. and NAFTA Traders, Inc. litigation matters. To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to these contingent liabilities, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded amounts is believed to be reasonably possible, please state this in your disclosure. See also the guidance provided in SAB Topic 5-Y and SOP 96-1.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief